Exhibit 99.1

NQ Mobile Inc. Announces Appointment of New Director

BEIJING, Jan. 20, 2017 — NQ Mobile Inc. (“NQ Mobile” or the “Company”), a leading global provider of mobile internet services, today announced the appointment of Mr. Jian Qi as an independent director on the board of directors of the Company (the “Board”) and a member of the audit committee of the Board, effective as of January 19, 2017. Mr. William Tiewei Li stepped down as a member of the audit committee to the Board while continuing to serve as an independent director of the Board as well as a member of the compensation committee and corporate governance and nominating committee of the Board, effective as of January 19, 2017.

Mr. Jian Qi has served as a director of LeadSec Technology (Beijing) Co., Ltd. since 2006, and as the vice chairman and director of Beijing Venustech Inc. since 2012. Prior to that, Mr. Qi was the vice president of system integration division of AsiaInfo Technologies (China), Inc. from 1995 to 2004, and had participated in the development of the backbone internet networks for major internet operators in China and the development of CDMA network and video conference system for China Unicom. Mr. Qi received a bachelor’s degree from PLA University of Science and Technology in 1979.

About NQ Mobile

NQ Mobile Inc. (NYSE: NQ) is a leading global provider of mobile internet services. NQ Mobile’s portfolio of offerings includes mobile game publishing platforms, mobile advertising platforms, mobile entertainment applications and platforms, mobile security and productivity applications and other mobile applications. For more information on NQ Mobile, please visit http://www.nq.com.

Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

INVESTOR RELATIONS:

NQ Mobile Inc.

Email: investors@nq.com

Phone: +1 469 310 5281

Phone: +86 10 6452 2017

Twitter: @NQMobileIR

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